(As filed with the Securities and Exchange Commission on May 5, 2004)


                                                               File No. 70-10205


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
           -----------------------------------------------------------

                                   FORM U-1/A

                                 Amendment No. 2
                                       to
                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                FIRSTENERGY CORP.
                              76 South Main Street
                                Akron, Ohio 44308

               (Name of company filing this statement and address
                         of principal executive office)
        -----------------------------------------------------------------

                                FIRSTENERGY CORP.

          (Name of top registered holding company parent of applicant)
        -----------------------------------------------------------------

   Leila L. Vespoli, Senior Vice President         Douglas E. Davidson, Esq.
     and General Counsel                           Thelen Reid & Priest LLP
   FirstEnergy Corp.                               875 Third Avenue
   76 South Main Street                            New York, New York 10022
   Akron, Ohio 44308


                   (Names and addresses of agents for service)
       ------------------------------------------------------------------

     The Application-Declaration filed in this proceeding on February 23, 2004, as amended and restated by Amendment No. 1, filed on March 26, 2004, is hereby further amended as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         ------------------------------------

          1.1 Introduction. FirstEnergy Corp. ("FirstEnergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Application/Declaration pursuant to Sections 6(a)(2), 7, and 12(e) of the Act and Rules 62 - 65 thereunder (a) for approval of certain amendments to its Amended Articles of Incorporation ("Articles") and Amended Code of Regulations ("Regulations," and together with the Articles, the "Governing Documents"), as described below, (b) for authority to solicit proxies (the "Solicitation") from its common stockholders for use at its Annual Meeting scheduled for May 18, 2004, and at any adjournment or adjournments thereof, in connection with such amendments and for shareholder approval for certain executive compensation plans (and related amendments thereto) providing for the issuance of shares of FirstEnergy common stock heretofore approved by the Commission under the Act, and (c) to terminate FirstEnergy's Rights Agreement as heretofore approved by the Commission.

          FirstEnergy directly or indirectly owns all of the outstanding common stock of ten electric utility subsidiaries, Ohio Edison Company, The Cleveland Electric Illuminating Company, The Toledo Edison Company, American Transmission Systems, Incorporated, Jersey Central Power & Light Company, Pennsylvania Electric Company, Metropolitan Edison Company, Pennsylvania Power Company, York Haven Power Company, and The Waverly Electric Power & Light Company, which together provide service to approximately 4.3 million retail and wholesale electric customers in a 36,100 square-mile area in Ohio, New Jersey, New York and Pennsylvania. As of March 15, 2004, FirstEnergy had issued and outstanding 329,836,276 shares of common stock, par value $0.10 per share. FirstEnergy's shares are listed for trading on the New York Stock Exchange ("NYSE").

          1.2 Amendments to Governing Documents. FirstEnergy proposes to amend its Governing Documents, and to solicit proxies in connection therewith, in order to eliminate or modify certain so-called "anti-takeover" type provisions that were originally intended, at least in part, to force persons seeking to take control of the company to initiate arm's length discussions with the Board of Directors.

               (a) Declassification of Board of Directors. FirstEnergy's Regulations (Exhibit A-2 hereto) currently provide that the Board of Directors of the company is to be divided into three (3) classes with members of each class serving three-year terms. The Board of Directors currently consists of fifteen (15) members divided into three (3) classes. The Board of Directors has unanimously adopted resolutions, subject to shareholder and regulatory approvals, amending the Regulations to eliminate the classification of Board members. The proposal, if approved by shareholders, would allow for the annual election of directors beginning with the director slate to be voted upon at FirstEnergy's 2005 Annual Meeting. Directors who have been previously elected for three-year terms expiring beyond the 2005 Annual Meeting would serve out the balance of their terms so that no director previously elected to a multi-year term would have his or her term shortened. Consequently, under the proposed amendments, the first class of directors to be elected to one-year terms would be in 2005. Directors standing for election in 2006 and 2007 would likewise be elected to one-year terms so that upon the conclusion of the Annual Meeting in 2007, the declassification of the Board would be complete and all directors would be subject to annual election.

          A shareholder proposal to declassify the Board of Directors has been received by FirstEnergy and included in its proxy materials each year since 1998. Each year, the Board of Directors has considered carefully the advantages and disadvantages of maintaining a classified board. While the Board of Directors still believes that there are compelling reasons to maintain a classified board, in furtherance of its goal of ensuring sound corporate governance policies, after further consideration of the various arguments for and against a classified board, and in light of the amount of shareholder support for a similar proposal at the 2003 Annual Meeting, the Board of Directors has decided to propose declassifying the Board.

          Approval of the proposal requires the affirmative vote of the holders of at least 80% of the voting power of the company, voting as a single class.

          The proposed amendments to the Regulations are set forth in Appendix C to the Preliminary Proxy Statement (incorporated by reference as Exhibit B-1 hereto), with deletions indicated by strike-outs and additions indicated by underlining.

               (b) Elimination of Certain Supermajority Shareholder Voting Requirements. In addition, FirstEnergy's shareholders will be asked to consider and vote upon a proposal to amend Regulation 36 of the Regulations and to repeal
Article X of the Articles (Exhibit A-1 hereto), which relate to the voting requirements for amending or repealing certain provisions in the Governing Documents.

          Currently, the affirmative vote of 80% of the shares entitled to vote, voting as a single class (together, an "80% Supermajority") is required to make certain amendments to the Governing Documents. FirstEnergy's Board of Directors is proposing that these special 80% Supermajority voting requirements be changed in the Governing Documents to reduce the voting requirements from 80% of the shares entitled to vote to two-thirds, which is consistent with Ohio law. Approval of this proposal requires the affirmative vote of 80% of the shares entitled to vote.

          Article X of the Articles establishes an 80% Supermajority requirement to amend or repeal the following provisions: Article V--the fixing or changing of the terms of unissued or treasury shares; Article VI--the absence of cumulative voting rights in the election of directors; Article VII--the absence of preemptive rights to acquire unissued shares; and, Article VIII--the ability of the company to repurchase its shares. Similarly, Regulation 36 of the Regulations also establishes an 80% Supermajority requirement to amend or repeal the following provisions: Regulation 1--the time and place of shareholder meetings; Regulation 3(a)--the calling of special shareholder meetings; Regulation 9--the order of business at shareholder meetings; Regulation 11--the number, election and term of directors; Regulation 12--the manner of filling vacancies on the Board of Directors; Regulation 13--the removal of directors; Regulation 14--the nomination of directors and elections; and, Regulation 31--the indemnification of directors and officers. Both Article X and Regulation

36 require an 80% Supermajority vote to be amended or repealed.

          In addition, the Board of Directors proposes to change the 80% Supermajority voting requirement in Regulations 11 and 13. Currently, Regulation 11 of the Regulations enables a change in the number of Directors of the company, and Regulation 13 provides that any Director or the entire Board of Directors may be removed, in each case only by the affirmative vote of the holders of at least 80% of the voting power of the company, voting together as a single class. The Board of Directors proposes to reduce this 80% Supermajority in both cases to two-thirds.

          While these protective measures are beneficial, the FirstEnergy Board believes there are also compelling arguments for having a lower threshold for shareholder amendments to the Governing Documents. For example, in recent years some investors have expressed the view that a lower threshold for shareholder amendments in the Governing Documents may improve the corporate governance profile of FirstEnergy in that it allows increased flexibility in responding to unforeseen challenges and increases shareholders' ability to effectively participate in the company's governance.

          Similar amendments seeking to remove the 80% Supermajority voting requirement from the Regulations and the Articles have been proposed by FirstEnergy's shareholders in the past and have received support at Annual Meetings. Given the amount of shareholder support for this proposal and following careful assessment, the Board of Directors has decided to propose the elimination of the 80% Supermajority voting requirement. While the Board of Directors believes that the 80% Supermajority provision can be an important tool for protecting shareholders, it also believes that there are compelling arguments, at this point, to changing FirstEnergy's 80% Supermajority voting requirement. The Board of Directors is dedicated to ensuring that FirstEnergy's corporate governance policies provide overall benefits to its shareholders and believes that it is in the best interest of FirstEnergy and its shareholders to change the 80% Supermajority voting requirement.

          The proposed amendments to the Articles and Regulations are set forth in Appendix D to the Preliminary Proxy Statement (Exhibit B-1 hereto), with deletions indicated by strike-outs and additions indicated by underlining.

               (c) Certain Compensation Plan Amendments. In addition to voting on the changes to the Governing Documents described above, FirstEnergy's shareholders will also be asked to approve FirstEnergy's existing Executive Deferred Compensation Plan ("Executive Plan"), which was established by the Board of Directors in 1985, and Deferred Compensation Plan for Outside Directors ("Director Deferred Plan"), which was established by the Board of Directors in 1997. The plans have not heretofore been approved by FirstEnergy's shareholders as such approval had not been required. These plans allow eligible employees and outside directors, as the case may be, to defer a portion of their compensation and retainers by choosing to have such amounts treated as though invested in common stock of FirstEnergy. Both plans also contain a matching feature under which an additional 20% of the amount deferred is credited to an employee's or director's account and invested in common stock equivalents.

          The Executive Plan and Director Deferred Plan are being submitted for shareholder approval at the Annual Meeting in order to comply with new listing requirements of the NYSE adopted in 2003. The new listing requirements apply to equity compensation plans that contain a matching or bonus formula that credits additional shares of stock to an employee's or director's account based on the amount of his or her deferrals. Under the NYSE listing standards, equity compensation plans with such features must now be approved by shareholders. These features are also required to contain either a fixed term of no more than ten years or a maximum share reserve. The Board of Directors is proposing to add the ten-year term and maximum share reserve to each plan.

          The Director Deferred Plan and Executive Plan are set forth in Annex A and Annex B, respectively, to the Preliminary Proxy Statement (Exhibit B-1 hereto).

          The Commission has previously authorized FirstEnergy to issue up to 30 million shares of common stock or common stock based awards under the Executive Plan and Director Deferred Plan and other plans maintained for the benefit of shareholders, officers, employees and non-employee directors, as they may be amended or renewed from time to time./1/ The proposed changes, which are required in order to comply with NYSE listing rules, will not increase the number of shares of common stock or common stock equivalents that FirstEnergy is already authorized to issue.

          1.3 Termination of Shareholder Rights Plan. In November 1997, the Board of Directors of FirstEnergy authorized assignment of one share purchase right (a "Right") for each outstanding share of FirstEnergy common stock. The Rights are issued pursuant to a Rights Agreement dated as of November 18, 1997 between FirstEnergy and The Bank of New York, as rights agent (incorporated by reference as Exhibit B-2 hereto). Each Right entitles the registered holder of the associated share of common stock to purchase from FirstEnergy one share of common stock at a price of $70 per share (the "Purchase Price"), when the Rights become exercisable. The Rights, which currently are to expire on November 18, 2007, are not exercisable until a triggering event involving either an acquisition of 15% or more of the outstanding common stock of the company by any person or group of associated persons (an "Acquiring Person") or the commencement or announcement of an intention make a tender offer by any Acquiring Person of at least 25% of the outstanding common stock of the company. In the event of a merger with or other specified transactions (as described in the Rights Agreement) between FirstEnergy and an Acquiring Person, the holder of each Right would be entitled to receive, upon exercise of the Right, a number of shares of common stock of FirstEnergy, or of the Acquiring Person, as the case may be, having a value double the amount of the Purchase Price./2/

          FirstEnergy's Board of Directors has elected, subject to receipt Commission authorization, to terminate the Rights Agreement through the acceleration of the expiration date of the Rights issued thereunder. As is the

----------
1.   See FirstEnergy Corp., et al., Holding Co. Act Release No. 27694 (June 30,
     2003). The authorization period under this order extends through December 31, 2005.

2 In its order approving FirstEnergy's acquisition of GPU, Inc., the Commission also authorized FirstEnergy to implement the Rights Agreement in accordance with its terms. See FirstEnergy Corp., et al., Holding Co. Act Release No. 27459 (Oct. 29, 2001) (the "Merger Order").

case with previous shareholder proposals to declassify the Board of Directors and to eliminate 80% Supermajority voting requirements, the Board of Directors has considered carefully the advantages and disadvantages of the Rights Agreement. While the Board of Directors still believes that there are compelling reasons to maintain the Rights Agreement, in furtherance of its goal of ensuring sound corporate governance policies, after further consideration of the various arguments for and against rights plans in general, and in light of the amount of shareholder support for a similar proposal at the 2003 Annual Meeting, the Board of Directors has decided to take action to terminate the Rights Agreement.

          Accordingly, the Board has taken action to accelerate the expiration date of the outstanding Rights to March 31, 2004 or such later date as the Commission issues an order in this docket as herein requested. No shareholder approval is required for this proposal.

          1.4 Request for Expedited Action on the Proposed Solicitation. FirstEnergy intends to seek shareholder approval to amend its Governing Documents at its Annual Meeting to be held on May 18, 2004. In order to maintain its schedule for timely receipt of proxies for the Annual Meeting, FirstEnergy intends to file the definitive proxy materials with the Commission under Section 14 of the Securities Exchange Act of 1934, as amended, on April 2, 2004 and commence the Solicitation immediately thereafter. Accordingly, FirstEnergy is requesting that the Commission's notice of filing of the Application/Declaration include an order authorizing commencement of the Solicitation

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         -------------------------------

          FirstEnergy estimates that the total amount of all fees, commissions and expenses to be incurred in connection with the proposed transactions will not exceed $35,000. FirstEnergy has engaged the services of Innisfree M&A Incorporated to assist in the Solicitation and has agreed to pay Innisfree M&A Incorporated a fee for its services not expected to exceed $12,500, plus reimbursement of its expenses. Solicitation will also be made in person or by telephone, mail or other electronic means, and may be made by officers and employees of FirstEnergy.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         --------------------------------

          3.1 General. Sections 6(a) and 7 of the Act are applicable to the proposed amendments to the Governing Documents and termination of the Rights Agreement and Section 12(e) and Rules 62 - 65 are applicable to the Solicitation./3/

          3.2 Analysis under Rules 53 and 54. The proposed transactions are also subject to the requirements of Rules 53 and Rule 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an "exempt wholesale generator" ("EWG"), or to guarantee the securities of an EWG, if each of the

----------
3. FirstEnergy does not believe that the solicitation of shareholder approval for the Executive Plan or the Director Deferred Plan is subject to Sections 12(e) and Rules 62 - 65 since the plans are already in existence and the proposed changes to the plans (to add the 10-year fixed term and maximum share reserve provisions to comply with NYSE listing rules) do not appear to require approval under Sections 6(a) and 7 of the Act.

conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). Under the Merger Order, as modified by order dated June 30, 2003 (Holding Co. Act Release No. 27694) (the "June 2003 Order"), the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so long as FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's "consolidated retained earning," also as defined in Rule 53(a)(1), of $1.6 billion as of December 31, 2003, would be $800 million. The Merger Order, as modified by the June 2003 Order, also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU, Inc. ("GPU") at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). Under the Merger Order and June 2003 Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount.

          As of December 31, 2003, and on the same basis as set forth in the Merger Order, FirstEnergy's "aggregate investment" in EWGs and FUCOs was approximately $1.13 billion,/4/ an amount significantly below the $5 billion amount authorized in the Merger Order, as modified by the June 2003 Order. Additionally, as of December 31, 2003, "consolidated retained earnings" were $1.6 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

          In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of December 31, 2003, FirstEnergy's consolidated capitalization consisted of 40.1% common equity, 1.6% cumulative preferred stock, 55.8% long-term debt and 2.5% short-term debt. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 63.1% long term debt and 3.5% short-term debt. Additionally, the proposed transactions will not have any material impact on FirstEnergy's capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments

----------
4. This $1.13 billion amount represents Current Investments only. As of December 31, 2003, FirstEnergy had no GenCo Investments.

in Avon Energy Partners Holdings ("Avon") and GPU Empresa Distribuidora Electrica Regional S.A. ("Emdersa")./5/

          Further, since the date of the Merger Order, and, after taking into account the effects of the Merger, there has been no material change in FirstEnergy's level of earnings from EWGs and FUCOs.

          FirstEnergy's operating public-utility subsidiaries remain financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior secured debt. The following chart includes a breakdown of the senior, secured credit ratings for those public-utility subsidiaries of FirstEnergy that have ratings:


          Subsidiary            Standard & Poors/6/     Moody's/7/     Fitch/8/

          Ohio Edison           BBB                     Baa1           BBB+
          Cleveland Electric    BBB-                    Baa2           BBB-
          Toledo Edison         BBB-                    Baa2           BBB-
          Penn Power            BBB-                    Baa1           BBB+
          JCP&L                 BBB                     Baa1           BBB+
          Met-Ed                BBB                     Baa1           BBB+
          Penelec               BBB                     Baa1           BBB+



          FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the

----------
5. At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge to reduce the carrying value of its remaining 20.1% interest. On January 16, 2004, FirstEnergy announced that it had completed the sale of its remaining 20.1% interest in Avon. Additionally, FirstEnergy did not reach a definitive agreement to sell Emdersa as of December 31, 2002, and therefore, the Emdersa assets could no longer be treated as "assets pending sale" on the FirstEnergy consolidated balance sheets. In April 2003, FirstEnergy abandoned its ownership interest in Emdersa. As a result of this divestiture, FirstEnergy recognized a one-time, non-cash charge of $67.4 million in the second quarter of 2003. In addition, FirstEnergy reflected the results of this business (after-tax loss of $87.5 million) as discontinued operations in the restated Consolidated Statement of Income for the year ended December 31, 2002. FirstEnergy also recognized a currency translation adjustment in other comprehensive income of $91.5 million in 2002. On February 2, 2004, FirstEnergy announced that it had completed the sale of all of its remaining operating FUCO assets.

6.   Standard & Poor's Rating Services

7.   Moody's Investors Service, Inc.

8.   Fitch, Inc.

furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. For the reasons given above, the requirements of Rule 53(c) are satisfied.

ITEM 4.  REGULATORY APPROVALS.
         ---------------------

          No state commission and no federal commission, other that this Commission, has jurisdiction over the proposed transactions.

ITEM 5.  PROCEDURE.
         ----------

          The Commission has published a notice under Rule 23 with respect to the filing of this Application/Declaration and an order permitting the Solicitation to commence (Holding Co. Act Release No. 27823). No hearing has been requested. Accordingly, FirstEnergy requests that the Commission issue a further order authorizing and approving other transactions proposed herein. FirstEnergy further requests that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ----------------------------------

               (a) Exhibits:

                    A-1     Amended Articles of Incorporation of
                            FirstEnergy. (Incorporated by
                            reference to Exhibit 4(a)
                            Registration Statement on Form S-3
                            filed on March 17, 2003 in File No.
                            333-103865)

                    A-2     FirstEnergy Amended Code of
                            Regulations. (Incorporated by
                            reference to Exhibit 3 to Annual
                            Report on Form 10-K/A filed on April
                            16, 2001 in File No. 333-21011)

                    B-1     Notice of Annual Meeting and Proxy
                            Statement of FirstEnergy.
                            (Incorporated by reference to
                            Schedule 14A/Preliminary Proxy
                            Statement filed by FirstEnergy on
                            February 23, 2004 in File No.
                            333-21011)

                    B-2     Rights Agreement dated as of
                            November 18, 1997 between
                            FirstEnergy Corp. and The Bank of
                            New York, as rights agent .
                            (Incorporated by reference to
                            Exhibit 4.1 to Current Report on
                            Form 8-K, filed by FirstEnergy on
                            December 1, 1997, in File No.
                            333-21011)

                    C       Not Applicable.

                    D       Not Applicable.

                    E       Not Applicable.

                    F-1     Opinion of Thelen Reid & Priest LLP
                            (filed herewith).

                    F-2     Opinion of Gary D. Benz, Esq. (filed herewith).

                    G       Form of Federal Register Notice
                            (previously filed).

               (b)  Financial Statements:

                            (Omitted as not relevant to the proposed transactions.)

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ----------------------------------------

               (a) As such, the issuance of an order by your Commission with respect to the proposed transactions is not a major Federal action significantly affecting the quality of the human environment.

               (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions which is the subject hereof.


                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        FIRSTENERGY CORP.


                                        By: /s/ Harvey L. Wagner
                                        ----------------------------------
                                        Name:  Harvey L. Wagner
                                        Title: Vice President and Controller


Date:    May 5, 2004